June 7, 2018

VIA EMAIL AND EDGAR

Jan Woo

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re: EGW Capital, Inc. (the "Company")

Request for Withdrawal of Registration Statement on Form 10-12G (File No. 000- 55921) (CIK: 0001702689)

Dear Ms. Woo:

The Company hereby requests that the Company's Registration Statement on Form 10-12G referenced above and all related documents and filings, identified by accession number 0001387131-18-001560 (the "Registration Statement"), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter but prior to June 7, 2018. The Registration Statement was initially filed on April 12, 2018. The Company has decided not to proceed with the Registration Statement at this time; provided the Company reserves the right to file a registration statement on Form 10 in the future.

The Company makes this request in order to prevent the Registration Statement from going effective in accordance with the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date.

Very truly yours,

/s/ Rahul Kumar

Rahul Kumar
Chief Executive Officer